EXHIBIT 9.4

MODIFICATION AND SATISFACTION AGREEMENT

THIS MODIFICATION AND SATISFACTION AGREEMENT (the “Modification and Satisfaction Agreement”) is made and entered into effective as of January 31, 2008, by and among Save the World Air, Inc. (the “Company”), Morale Orchards, LLC (“Morale”) and Matthews & Partners, a law firm (the “Matthews Law Firm”).

RECITALS

A.           WHEREAS, on December 5, 2006, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Morale, pursuant to which Morale purchased from the Company two (2) Convertible Promissory Notes, one dated December 5, 2006 (the “2006 Morale Note”), in the principal face amount of $612,500, and another, dated January 10, 2007 (the “2007 Morale Note”), also in the principal face amount of $612,500 (collectively, the “Morale Notes”), and two (2) warrants, one accompanying the 2006 Morale Note, and the other accompanying the 2007 Morale Note.  Each warrant provides Morale the right to purchase shares of common stock of the Company (each either the “2006 Warrant or 2007 Warrant, or collectively the Morale Warrants”).  The aggregate purchase price for the Morale Notes and Morale Warrants was $1,000,000, of which $500,000 was paid by Morale and received by the Company on or about December 5, 2006, and of which $500,000 was paid by Morale and received by the Company on or about January 10, 2007;

B.           WHEREAS, each of the Morale Notes is convertible into shares of common stock of the Company.  The 2006 Morale Note is convertible at the rate of $0.85 per share into 720,588 shares of the Company’s common stock, and the 2007 Morale Note is convertible at the rate of $0.70 per share into 875,000 shares of the Company’s common stock;

C.           WHEREAS, the 2006 Morale Warrant is exercisable at $0.85 per share for 360,294 shares of the Company’s common stock, and the 2007 Morale Warrant is exercisable at $.70 per share for 437,500 shares of the Company’s common stock;

D.           WHEREAS, the Note Purchase Agreement provides, in pertinent part, that in the event the Company has not repaid each of the Morale Notes in full by the anniversary date of their issuances, the principal balances of each note shall be increased by ten percent (10%) and the Company shall pay interest at two and one-half percent (2½%) per month, compounded daily, for each month until each of the Morale Notes is paid in full;

E.           WHEREAS, the Morale Notes, as of the date hereof, are unpaid, and neither the Morale Notes nor the Morale Warrants have been converted into shares of common stock of the Company;

F.           WHEREAS, Morale also has piggy-back registration rights pursuant to which Morale may require the Company to include the shares of the Company’s common stock issuable upon conversion of the Morale Notes and exercise of the Morale Warrants in certain future registration statements the Company may elect to file (the “Morale Registration Rights”);

G.           WHEREAS, the amount due and owing as of January 31, 2008, under the 2006 Morale Note is $689,327 (the “Unpaid 2006 Morale Note Debt”);

H.         WHEREAS, the amount due and owing as of January 31, 2008, under the 2007 Morale Note is $672,885 (the “Unpaid 2007 Morale Note Debt”);

I.           WHEREAS, the Company borrowed the principal sum of $20,000 from Morale on October 30, 2007, at an interest rate of ten percent (10%) per annum (the “Additional Morale Note”).  Principal and accrued interest under the Additional Morale Note is due on demand, and no payments thereunder have been made by the Company.  The parties agree hereto that the amount due and owing under the Additional Morale Note as of January 31, 2008, is $20,000 (the “Unpaid Additional Morale Note Debt”);

J.           WHEREAS, Morale is beneficially owned by Leodis Matthews, who, through his law firm, the Matthews Law Firm, serves as outside legal counsel to the Company.  The Company is indebted to the Matthews Law Firm for unpaid legal fees and costs through January 31, 2008, in the aggregate amount of $472,762 (the “Matthews Law Firm Debt”);

K.         WHEREAS, the Company, Morale and the Matthews Law Firm now desire to modify the terms and provisions of, and to provide for the satisfaction of the Company’s obligations under, the Morale Notes, the Additional Morale Note and the Matthews Law Firm Debt, pursuant to the terms and conditions set forth in this Modification and Satisfaction Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company, Morale and the Matthew Law Firm agree as follows:

1.           Incorporation of Recitals.  The Recitals set forth above are hereby agreed to and incorporated herein as an integral part of this Modification and Satisfaction Agreement.

2.           Waiver of Interest.

(i)	Morale agrees to forgive and waive any and all accrued interest on the Morale Notes from and after January 31, 2008;

(ii)	Morale agrees to forgive and waive any and all accrued interest due on the Additional Morale Note from the date of its issuance; and

(iii)	The Matthews Law Firm agrees to forgive any and all interest which may have accrued on the Matthews Law Firm Debt.

3.           Cancellation of Notes, Debt and Obligations.  Upon the execution of this Modification and Satisfaction Agreement, the 2006 Morale Note, the 2007 Morale Note, the Additional Morale Note, the Unpaid 2006 Morale Note Debt, the Unpaid 2007 Morale Note Debt, the Unpaid Additional Morale Note Debt and the Matthews Law Firm Debt, shall all be cancelled, be deemed satisfied in full and be of no further force or effect, effective January 31, 2008.  Upon execution hereof, originals of the Morale Notes, the Additional Morale Note, and insofar as there exists a note relating to the Matthews Law Firm Debt, shall be delivered to the Company, whereupon in furtherance hereof they shall all be marked and deemed cancelled and of no further force or effect.

4.           No Registration Rights.  Upon execution hereof, the Morale Registration Rights shall be cancelled and be of no further force or effect.

5.           Issuance of Shares.  In consideration of this Modification and Satisfaction Agreement, including the waivers and cancellations as set forth in paragraphs 1 and 2, above, upon execution hereof, and concurrently with the waivers and cancellations provided hereunder, the Company shall issue a total of 7,421,896 shares of its common stock to Morale and the Matthews Law Firm, allocable as follows:  (i) 2,759,308 shares shall be issued to Morale arising out of and in exchange for cancellation of the 2006 Morale Note and the Unpaid 2006 Morale Note Debt; (ii) 2,691,540 shares shall be issued to Morale arising out of and in exchange for cancellation of the 2007 Morale Note and the Unpaid 2007 Morale Note Debt; (iii) 80,000 shares shall be issued to Morale arising out of and in exchange for cancellation of the Additional Morale Note and the Unpaid Additional Morale Note Debt; and (iv) 1,891,048 shares shall be issued to the Matthews Law Firm arising out of and in exchange for cancellation of the Matthews Law Firm Debt.  The Company shall not be required to, and shall not, file a Registration Statement with the Securities and Exchange Commission or any state securities agency to register or qualify the shares of common stock of the Company issuable to Morale and the Matthews Law Firm hereunder, and all such shares when issued shall be deemed restrictive securities and bear appropriate legends.

6.           Representations.  Each of the parties hereto agree and represent that he or it is entering into this Modification and Satisfaction Agreement without reliance on any statement, representation or promise of any of the other party, except as expressly set forth in this Modification and Satisfaction Agreement.  The parties hereto have made such investigation into matters pertaining to this Modification and Satisfaction Agreement as each has deemed necessary.  Morale and the Matthews Law Firm acknowledge and agree that the shares issuable hereunder are restricted and not qualified nor registered under federal or state securities laws.  Morale and the Matthews Law Firm also acknowledge and agree that they are acquiring the shares issuable hereunder in furtherance of the terms and conditions of this Modification and Satisfaction Agreement and for their own account and not with a view to or for sale in connection with any distribution of the shares.  Morale and the Matthews Law Firm also acknowledge and agree that they fully understand the speculative nature and risks associated with ownership of the shares issuable hereunder.  Morale and the Matthews Law Firm also acknowledge and agree that they are aware of the current financial condition of the Company and its business, and that they have had an opportunity to ask questions of, and receive answers and/or obtain information from, officers and directors of the Company regarding the Company and its business.  Morale and the Matthews Law Firm further acknowledge and agree that they enter into this Modification and Satisfaction Agreement and accept the Company’s shares voluntarily and of their own free will, and that they have not been coerced or induced to accept the Company’s shares under this Modification and Satisfaction Agreement.  Morale and the Matthews Law Firm also acknowledge and agree that each is an “accredited investor” within the meaning of the Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect, under the Securities Act of 1933.

7.           Conflict.  In the event of any conflict between the terms and conditions of this Modification and Satisfaction Agreement, on the one hand, and the Note Purchase Agreement, the Morale Notes, the Morale Warrants, the Additional Morale Note, or any agreement or note relating to the Matthews Law Firm Debt, on the other hand, this Modification and Satisfaction Agreement shall govern and control.

8.           Governing Law.  This Modification and Satisfaction Agreement shall be governed by the laws of the State of California.

9.           Arbitration.  Any controversy or claim arising out of or relating to this Modification and Satisfaction Agreement shall be settled by binding and non-appealable arbitration in Los Angeles County, California, in accordance with Commercial Arbitration Rules of the American Arbitration Association or such other arbitration forum as the parties may mutually agree, and any judgment upon the award rendered may be entered in any court having jurisdiction thereof.

10.           Morale Warrants.  The terms and conditions of the Morale Warrants, to the extent not expressly amended in this Modification and Satisfaction Agreement, shall remain in full force and effect.

11.           Counterparts.  This Modification and Satisfaction Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original copy of this Modification and Satisfaction Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.  The parties hereto may execute this Modification and Satisfaction Agreement by facsimile delivery or manually signed copies or by the electronic delivery of copies bearing an electronic facsimile signature.

IN WITNESS WHEREOF, the Company, Morale and the Matthews Law Firm have caused this Modification and Satisfaction Agreement to be executed effective as of the date first above written.

SAVE THE WORLD AIR, INC.

      By:         /s/
Charles R. Blum, President and CEO

MORALE ORCHARDS, LLC

      By:         /s/
Jacqueline Alexander, its Manager

MATTHEWS & PARTNERS, A LAW FIRM

      By:         /s/
Leodis Matthews, Partner

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